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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                           THE NATIONAL REGISTRY INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                            Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006-4078
                                 (202) 452-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 25, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No. 63735L 10 3
---------------------

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(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership           Crystal Diamond, Inc.               Roy M. Speer
     88-0224372              88-0223159                          ###-##-####

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(2)  Check the Appropriate Box if a Member                            (a) [X]
     of a Group (See Instructions)                                    (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds
                                       WC

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(5)  Check Box if Disclosure of Legal Proceedings                         [ ]
     is Required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

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Number of Shares                      (7)  Sole Voting Power
Beneficially Owned                         0
by Each Reporting                     ------------------------------------------
Person With                           (8)  Shared Voting Power
                                           10,415,431 by each person
                                      ------------------------------------------
                                      (9)  Sole Dispositive Power
                                           0
                                      ------------------------------------------
                                      (10) Shared Dispositive Power
                                           8,080,805 by each person
                                      ------------------------------------------
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       10,415,431 shares by each reporting person

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(12) Check Box if the Aggregate Amount in Row (11)                        [X]
     Excludes Certain Shares

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(13) Percent of Class Represented by Amount in Row (11)

                                      62%

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(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN


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       RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal
Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on March 20, 1995, and as amended by amendment no. 1 filed on April 20, 1995 and amendment no. 2 filed on December 23, 1998 (as amended the "Schedule 13D") with respect to the Common Stock, par value $.01 per share, of The National Registry Inc., a Delaware corporation ("NRI").

ITEM 4.  PURPOSE OF TRANSACTION.

       The Schedule 13D is amended by adding the following to the end of Item 4:

       On June 25, 1999, RMS, Forstmann and Santangelo entered into the First Amended and Restated Stockholders' Voting Agreement (the "First Amended and Restated Voting Agreement") which amended and restated the Voting Agreement in its entirety. Under the First Amended and Restated Voting Agreement, Forstmann and Santangelo agreed to vote in tandem with and in like manner as and as directed by RMS for the election of directors of NRI and on all other matters which may be presented to the stockholders of NRI. In addition, for so long as Forstmann beneficially owns at least two percent (2%) of the Common Stock, Forstmann shall be entitled to designate one nominee reasonably acceptable to RMS to the Board of Directors of NRI and RMS is required to vote all the NRI voting securities beneficially owned by RMS in favor of such nominee.

       The First Amended and Restated Voting Agreement will terminate upon the consummation of (a) the sale of greater than fifty percent (50%) of the Common Stock to a person other than RMS, Forstmann or Santangelo, (b) the sale of substantially all the assets of NRI to a person in which RMS does not benefically own fifty percent (50%) or greater of the voting securities of such person, or (c) the merger of NRI and another person not an affiliate of NRI and in which RMS does not beneficially own twenty-five percent (25%) or greater of the voting securities of such person. In addition, in the event that RMS, Forstmann or Santangelo ceases to beneficially hold in the aggregate fifty percent (50%) of the total amount of Common Stock owned by each person (as the case may be) as of June 25, 1999, the First Amended and Restated Voting Agreement terminates with respect to such person. The First Amended and Restated Voting Agreement similarly terminates if only one stockholder remains a party to the First Amended and Restated Voting Agreement due to the operation of the provision described in the previous sentence.



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       The description of the First Amended and Restated Stockholders' Voting
Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       The Schedule 13D is amended by adding the following to the end of Item
5:

       On June 25, 1999, RMS, Forstmann and Santangelo entered into the First Amended and Restated Voting Agreement which amended and restated the Voting Agreement in its entirety. The execution of the First Amended and Restated Voting Agreement does not alter the description of deemed beneficial ownership described in paragraph (a) of this Item 5.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1 -- First Amended and Restated Stockholders' Voting Agreement dated as of June 25, 1999.







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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 1999                                RMS LIMITED PARTNERSHIP,
                                             a Nevada limited partnership

                                             /s/ C. Thomas Burton, Jr.
                                             -----------------------------------
                                             C. Thomas Burton, Jr., President of
                                             Crystal Diamond, Inc., the Managing
                                             General Partner of RMS Limited
                                             Partnership


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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 1999                                CRYSTAL DIAMOND, INC.
                                             a Nevada corporation

                                             /s/ C. Thomas Burton, Jr.
                                             -----------------------------------
                                             C. Thomas Burton, Jr.
                                             President






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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 1999                                /s/ Roy M. Speer
                                             -----------------------------------
                                             Roy M. Speer








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